July 31, 2008

Mail Stop 6010

Thomas Granville
3601 Clover Lane
New Castle, Pennsylvania 16105

> **Re:** **Axion Power International, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 28, 2008**
> **File No. 333-150901**

Dear Mr. Granville:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Exhibit 5.1</u>

1. In view of the statement that counsel disclaims any obligation to advise the registrant regarding changes in fact or law after the date the opinion is rendered (July 28, 2008), please refile the opinion on the date the registrant expects to be declared effective so that the opinion is dated the same date as the effective date of the registration statement.

2. We note the statement in the last paragraph that the opinion is limited to the Delaware General Corporation Law. Please have counsel confirm to us in writing that it concurs with our understanding that the reference and limitation to "Delaware General Corporate Law" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Thomas Granville
Axion Power International, Inc.
July 31, 2008
Page 2

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jeanne Bennett at (202) 551-3606 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc (via fax): Quentin Collin Faust, Esq.—Andrews Kurth LLP